UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-A

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES

PURSUANT TO SECTION 12(b) OR (g) OF THE

SECURITIES EXCHANGE ACT OF 1934

Dover Motorsports, Inc.

(Exact name of registrant as specified in its charter)

Delaware

(State of incorporation or organization)

1131 N. DuPont Highway, Dover, DE

(Address of principal executive offices)

51-0357525

(I.R.S. Employer Identification No.)

19901

(Zip Code)

Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class

  to be so registered

Common Stock Purchase Rights

Name of each exchange on which

each class is to be registered

New York Stock Exchange

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box.  ☒

If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), check the following box.  ☐

Securities Act registration statement file number to which this form relates: N/A

Securities to be registered pursuant to Section 12(g) of the Act:  None

Item 1.  Description of Securities to be Registered

As of June 14, 2016, Dover Motorsports, Inc. (the “Company”) entered into a rights agreement with Computershare Inc. (the “Rights Agreement”). The Rights Agreement is substantially the same as the rights agreement previously in place with Mellon Investor Services, LLC dated June 14, 2006, as amended, which expired by its terms on June 13, 2016. Computershare Inc. is also the Company’s transfer agent.

Effective June 14, 2016, our board of directors authorized and declared the issuance of one common stock purchase right for each share of common stock of the Company outstanding on June 14, 2016 and each share of common stock issued thereafter, subject to certain limitations. Each right entitles the registered holder to purchase from us one share of common stock at a purchase price of $10.00 per share. The description and terms of the rights are set forth in the Rights Agreement. The following summarizes the principal terms of the Rights Agreement.

The rights are attached to and trade in tandem with our common stock. The rights, unless earlier redeemed by our board of directors, will detach and trade separately from our common stock only upon the occurrence of certain events such as the unsolicited acquisition by a third party of beneficial ownership of 10% or more of our outstanding combined common stock and Class A common stock or the announcement by a third party of the intent to commence a tender or exchange offer for 10% or more of our outstanding combined common stock and Class A common stock. After the rights have detached, the holders of such rights would generally have the ability to purchase such number of either shares of our common stock or stock of an acquiror of our Company having a market value equal to twice the exercise price of the right being exercised, thereby causing substantial dilution to a person or group of persons attempting to acquire control of our Company. The rights may serve as a significant deterrent to unsolicited attempts to acquire control of us, including transactions involving a premium to the market price of our stock. The rights expire on June 13, 2026, unless earlier redeemed.

Initially the rights will not be exercisable, certificates will not be sent to stockholders and the rights will automatically trade with the common stock.

The rights will be represented by and transferred with, and only with, the common stock until the close of business on the distribution date, which will occur on the earlier of:

●

the tenth day following a public announcement that a person or group of affiliated or associated persons has acquired, or obtained the right to acquire, beneficial ownership of 10% or more of the outstanding combined equity of our common stock and Class A common stock; or

●

a date fixed by our board of directors which is not later than the nineteenth business day after the commencement of a tender offer or exchange offer which would result in the ownership of 10% or more of the outstanding combined equity of common stock and Class A common stock.

Certificates issued for common stock on and after June 14, 2016 will contain a legend incorporating the Rights Agreement by reference, and the surrender for transfer of any of our common stock certificates will also constitute the transfer of the rights associated with the common stock. As soon as practicable following the distribution date, separate right certificates will be mailed to holders of record of our common stock as of the close of business on the distribution date, and thereafter the separate certificates alone will evidence the rights.

The rights are not exercisable until an event occurs which gives rise to a distribution date. The rights will expire at the close of business on June 13, 2026, unless earlier redeemed by us as described below. Common stock issued after the distribution date will be issued with rights, if such common stock certificates are issued pursuant to the exercise of stock options or under an employee benefit plan.

The purchase price payable, and the number of shares of common stock or other securities or property issuable, upon exercise of the rights are subject to adjustment from time to time to prevent dilution:

●	in the event of a stock dividend on, or a subdivision, combination or reclassification of the common stock;

●	upon the grant to holders of the common stock of certain rights or warrants to subscribe for common stock or convertible securities at less than the current market price at the time of grant; or

●

upon the distribution to holders of the common stock of evidences of indebtedness or assets, excluding regular cash dividends and dividends payable in common stock, or of subscription rights or warrants other than those referred to above.

Unless the rights are earlier redeemed, in the event that, after a stock acquisition date, we were to be acquired in a merger or other business combination (in which any shares of our common stock are changed into or exchanged for other securities or assets) or more than 50% of our assets or earning power were to be sold or transferred in one or a series of related transactions, the Rights Agreement provides that proper provision shall be made so that each holder of record of a right will from and after such date have the right to receive, upon payment of the purchase price, that number of shares of common stock of the acquiring company having a market value at the time of such transaction equal to two times the purchase price.

Each holder of a right, other than the acquiring person, will have the right to receive, upon payment of the purchase price, a number of shares of common stock having a market value equal to twice the purchase price in the event:

●

any person becomes the beneficial owner of 10% or more of the then outstanding combined equity of common stock and Class A common stock, other than pursuant to an all-cash tender offer on the same terms for all outstanding shares of common stock and Class A common stock pursuant to which no purchases of common stock or Class A common stock are made for at least 60 days from the date of commencement thereof and which is accepted by holders of not less than the number of shares of common stock and Class A common stock that, when aggregated with the number of shares of common stock and Class A common stock owned by the person making the offer, and its affiliates or associates, equals or exceeds 75% of the outstanding common stock and Class A common stock; or

●	any acquiring person or any of its affiliates or associates engages in one or more “self-dealing” transactions as described in the Rights Agreement.

This same right will be available to each holder of record of a right, other than the acquiring person, if, while there is an acquiring person, there occurs any reclassification of securities, any recapitalization of the Company, or any merger or consolidation or other transaction involving the Company or any of its subsidiaries which has the effect of increasing by more than 1% the proportionate ownership interest in the Company or any of its subsidiaries which is owned or controlled by the acquiring person. To the extent that insufficient shares of common stock are available for the exercise in full of the rights, holders of rights will receive upon exercise, shares of common stock to the extent available and then cash, property or other securities of the Company (which may be accompanied by a reduction in the purchase price), in proportions determined by us, so that the aggregate value received is equal to twice the purchase price. Rights that are beneficially owned by an acquiring person will be null and void.

Any person that is the beneficial owner of 10% or more of the outstanding combined equity of common stock and Class A common stock prior to the adoption of the rights plan will not be deemed an acquiring person. RMT Trust and Henry B. Tippie are, therefore, excluded from the definition of acquiring person.

No fractional shares of common stock or other securities of the Company will be issued upon exercise of the rights and, in lieu thereof, a payment in cash will be made to the holder of such rights equal to the same fraction of the current market value of a share of common stock or other securities of the Company.

At any time until ten days following the stock acquisition date (subject to extension by our board of directors), our board of directors may cause us to redeem the rights in whole, but not in part, at a price of $0.001 per right, subject to adjustment. Immediately upon the action of the board of directors authorizing redemption of the rights, the right to exercise the rights will terminate, and the holders of rights will only be entitled to receive the redemption price without any interest thereon.

For as long as the rights are then redeemable, we may, except with respect to the redemption price or date of expiration of the rights, amend the rights in any manner, including an amendment to extend the time period in which the rights may be redeemed. At any time when the rights are not then redeemable, we may amend the rights in any manner that does not adversely affect the interests of holders of the rights as such.

Until a right is exercised, the holder, as such, will have no rights as a stockholder of the Company, including, without limitation, the right to vote or to receive dividends.

The rights have certain anti-takeover effects. The rights may cause substantial dilution to a person or group who attempts to acquire us on terms not approved by our board of directors. The rights were not declared in response to any specific effort to acquire control of us, and our board of directors is not aware of any such effort. The rights should not interfere with any merger or other business combination approved by the board since the rights may be redeemed by us at $0.001 per right at any time until the close of business on the tenth day after a person or group has obtained beneficial ownership of 10% or more of the outstanding shares of our common stock and Class A common stock.

Item 2.    Exhibits

Exhibit Number	Description

4.1	Rights Agreement, dated as of June 14, 2016, between Dover Motorsports, Inc. and Computershare Inc.

SIGNATURE

Pursuant to the requirements of the Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

Dover Motorsports, Inc.

/s/ Denis McGlynn
Denis McGlynn
President and Chief Executive Officer

Dated:  June 10, 2016

EXHIBIT INDEX

Exhibit Number	Description

4.1	Rights Agreement, dated as of June 14, 2016, between Dover Motorsports, Inc. and Computershare Inc.